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Exhibit 12.1

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
(Unaudited)

	Nine Months Ended September 30,		Years Ended December 31,
	Pro forma 2009	2009	Pro forma 2008	2008	2007	2006	2005	2004
	(In Thousands)
EARNINGS
Earnings from continuing operations before income taxes and net equity in undistributed earnings of equity investees	(1,494,858)	(1,488,522)	(1,639,056)	(1,601,001)	231,426	254,649	245,488	200,144
Add fixed charges (excluding portion capitalized)	131,152	124,816	165,266	127,211	114,365	72,997	62,385	58,622

Earnings available for fixed charges	(1,363,706)	(1,363,706)	(1,473,790)	(1,473,790)	345,791	327,646	307,873	258,766
FIXED CHARGES
Interest cost and amortization of debt costs, discounts and premiums	138,221	131,685	184,267	143,534	127,063	75,508	62,300	57,844
Portion of rental cost equivalent to interest	4,466	4,466	4,867	4,867	3,094	2,047	1,440	1,159

Total fixed charges	142,687	136,151	189,134	148,401	130,157	77,555	63,740	59,003

Ratio of earnings to fixed charges	(a )	(b )	(a )	(b )	2.7	4.2	4.8	4.4

(a)
Adjusted to give effect to a pro forma increase in interest expense resulting from the issuance of the notes and the utilization of the net proceeds from the sale of the notes to repay indebtedness that was outstanding under our bank credit facilities during the nine months ended September 30, 2009 and year ended December 31, 2008 as if the issuance of the notes had occurred on January 1, 2009 and January 1, 2008, respectively. Earnings for the pro forma nine months ended September 30, 2009 and year ended December 31, 2008 were insufficient to cover fixed charges by $1.5 billion and $1.7 billion, respectively.

(b)
Earnings for the nine months ended September 30, 2009 and year ended December 31, 2008 were insufficient to cover fixed charges by $1.5 billion and $1.6 billion, respectively.

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  Exhibit 12.1